UNICOBE CORP.

Serdike 17A, ap. 37 Sofia, Bulgaria

May 1, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

 Re:  Acceleration Request of  Unicobe Corp.

         Form S-1 Registration Statement (File No. 333-219443)

Dear Messrs.:

Pursuant Rule 461 of the Securities Act of 1933,   Unicobe Corp. (the “Company”)  hereby request an acceleration of the effective date of our Registration Statement on Form S-1. We request an effective date of Thursday, May 3, 2018 at 10:00 a.m. Eastern Time or as soon as possible thereafter.

In this regard, the Company is aware of its obligations under the Securities Act.

The Company hereby acknowledge that:

- Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention in this matter. Please to contact me, Anatoliy Kanev at +17028506585 if you require further information or documentation regarding this matter.

Sincerely,

/s/ Anatoliy Kanev

Unicobe Corp.